Exhibit 99.1

Ehave Inc.

18851 NE 29th Ave., Suite 700, Aventura, FL 33180

August 20, 2021

Deepak Chandrashekar Sharma

Tennessine Software Trading LLC

PO Box ______, Dubai, UAE

Dubai

Dear Mr. Deepak Chandrashekar Sharma,

Pursuant to our recent discussions, Ehave Inc. (the “Company”) is pleased to deliver this letter of intent (“LOI”) which sets forth the preliminary terms and conditions of the proposed acquisition (the “Acquisition”) by the Company of 100% the capital stock of Tennessine Software Trading LLC and its related entities as set forth on Exhibit A hereto (collectively “Tennessine Software”), a Dubai corporation. For the purposes of this LOI, Tennessine Software may be referred to herein individually as “Target” or “Party”, and Tennessine Software and the Company may be collectively referred to as the “Parties.”

It is our understanding that Tennessine Software is in the process of acquiring complete rights including Intellectual Properties, source codes, binaries and certifications of the product developed by Moksha Digital Software Pvt. Ltd. The acquisition of the assets of Moksha by Tennessine is a related party transaction for tax structuring purposes.

The principal products Target, once acquired from Moksha, are CurieRIS (Radiology Information System) and CuriePACS (Picture Archiving and Communication System). CurieRIS & CuriePACS is currently serving multiple hospitals and diagnostic centers across the globe. Tennessine Software is looking to expand the business worldwide and has a business plan in place for the sales of the above-mentioned software.

The terms of the Acquisition and other transactions contemplated in connection therewith which are set forth herein are based upon the Company’s preliminary and limited review of certain information concerning the business, assets, operations, condition and prospects of the Target. Therefore, the Company reserves the right to modify the tax, legal and/or accounting structure of the Acquisition and surviving corporation(s) and any other relevant terms contained herein based upon the results of its due diligence investigation.

Definitive Acquisition Agreement. It is currently contemplated that the Acquisition will consist of an acquisition of 100% of the capital stock of Target whereby the Target will become a subsidiary of the Company. In the Acquisition, the shareholders of Target (the “Shareholders”) will exchange their equity interests in the Target for a new class of preferred stock of the Company. The terms and provisions of the Acquisition shall be described in one or more definitive agreements (the “Definitive Agreements”) by and between the Company, the Target, and the Shareholders that shall contain the terms and conditions set forth in this LOI, as modified and amended by subsequent negotiations of the Parties, and such representations and warranties, covenants, indemnities and conditions that are usual and customary in an acquisition of this kind.

Consideration.

(a) Exchange. At Closing, the Parties will:

(i) Preferred Stock. Exchange each issued and outstanding share of Target common stock for a number of shares of a new Series Preferred Shares of the Company (the “Acquisition Preferred”) with a face value of US$20,000,000 (Twenty Million US Dollars). The Acquisition Preferred Shares will have the following attributes:

1. The right to elect at least one member to the board of directors of Ehave after Closing. The total number of members elected / nominated by Acquisition Preferred shareholders will be at least one member, and any additional members will be in proportion to the overall shareholding structure of Ehave after Closing.

2. The right to elect two of four members to the board of directors and to appoint the officers of the Target, subject to ratification by the Company after Closing.

3. The Acquisition Preferred will convertible into shares of the Company’s common stock at any time after Closing at the discretion of the holders thereof. The Company’s common stock will be valued at 90% of the average of the closing prices for the 5 (five) trading days preceding the receipt of a request to convert from a holder of Acquisition Preferred.

(b) The Acquisition Preferred shall be issued pro rata to the Shareholders. All securities to be issued pursuant to the transactions contemplated hereby, including the shares of common stock issuable upon conversion of the Acquisition Preferred shall be “restricted securities,” as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

(c) Earn Out. The Company will issue to the holders of Acquisition Preferred up to an additional US$14,000,000 (Fourteen Million US Dollars) in Acquisition Preferred payable on milestones as agreed by the Parties and to be set forth in the Definitive Agreement.

(d) Financing. The Company shall use its best efforts after Closing to provide the target, as a wholly owned subsidiary, up to $10,000,000 in working capital pursuant to a one-year budget as agreed upon by the Parties. The working capital will be invested in the subsidiary in a form to be determined by the Parties and the Company’s legal and accounting advisors.

(e) The Target will promote the product worldwide by utilizing the growth funds made available by the Company.

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(f) Dubai Contract. Target may have the opportunity to enter into an agreement with a local partner in Dubai to either take over an existing immigrant fitness testing center or acquire license for a new center and commence operations. Target will be responsible for the operations relating to patient data collection and management of health and reports generated from the center. It is expected that the earnings will be split 60/40 between Target and the local partner, respectively after the entire principal investment (expected to be US$2 million) is recouped the Target. The investment for the center is subject to achieving cumulative order booking of US$ 3 million.

(i) Pursuant to a separate agreement, Target will create a joint venture entity to enter into the agreement with the local partner for operation of the facility pursuant to a contract with the government of Dubai facilitated by the local partner.

(ii) Ehave will provide up to $2,000,000 in financing to facilitate the Dubai Contract. This financing shall be part of the agreed upon financing as set forth in Section 2(d) and not in addition thereto.

Closing; Termination; Standstill; Lock-Up.

(a) It is anticipated that the Closing will occur on or before October 29, 2021. If the Parties have not entered into definitive agreements prior to September 30, 2021, this LOI shall expire and the transactions as anticipated hereunder shall be deemed to have expired, unless otherwise agreed to in writing by the parties.

(b) The execution of this LOI shall constitute a binding standstill agreement (the “Standstill Agreement”), pursuant to which the Target agrees that until the termination of this LOI (the “Standstill Period”), neither it, nor its officers, subsidiaries, agents and other representatives shall directly or indirectly:

(i) Solicit, initiate, or encourage submission of proposals or offers from any person or entity relating to any acquisition or purchase of such Target, or a material part thereof, or any merger, consolidation, or business combination (an “Acquisition Proposal”), or

(ii) Participate in any discussions or negotiations regarding or furnish to any person any information with respect to, or otherwise cooperate in any way or assist, facilitate or encourage, any Acquisition Proposal by any other person.

Representations; Covenants. The parties hereby represent and warrant that the execution and delivery of this LOI does not, and the consummation of the transactions contemplated hereby will not (at such time), breach, cause a default under or require the receipt of one or more consents or approvals of any party to, any existing or proposed contracts, arrangements or understandings to which it is a party except as otherwise provided in this LOI.

5. Conditions to Closing. In addition to the other conditions to Closing specified herein and others which are included in the Definitive Agreements, the following will be conditions to proceeding with the Acquisition: (i) execution by each party of the Definitive Agreements; (ii) the delivery of audited Financial Statements in accordance with the requirements of US GAAP (or IFRS reconciled to US GAAP) with such audit having been performed by a PCAOB member accounting firm or a firm acceptable to the Company’s auditor; and (iii) the Target has received the consent of its board of directors, shareholders, creditors or other parties from whom consent is required.

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Access to the Target; Operation in Ordinary Course. Following the execution of this LOI and prior to Closing, each party will cause or permit representatives of the other party to have full access to each party’s management, records, facilities, accountants, auditors, attorneys and other advisors. During such period and except as otherwise provided in this LOI, each party will (a) operate only in the ordinary course of business, (b) maintain the value of its business as a going concern and preserve its goodwill and its relationships with customers, suppliers, creditors, contractors and employees, and (c) notify the other party of any material adverse change with respect to such party’s condition, business, assets, operations or prospects.

Public Announcements. The parties hereto will be entitled to make public announcements concerning the transaction only with the prior mutual written consent of the other parties hereto, which consent will not be unreasonably withheld. Notwithstanding the foregoing, any of the parties may at any time make any announcements which are required by applicable law so long as such party promptly upon learning of such requirement notifies the other parties of such requirement and discusses with the other party in good faith the exact wording of any such announcement.

Confidentiality.

(a) The parties recognize that in the course of undertaking the efforts contemplated by this LOI, each of them may have access to confidential or proprietary information belonging to the other party. Subject to the provisions of this LOI, each party is willing to disclose such information and data to the other party for the sole purpose of undertaking the transaction contemplated by this LOI. Such information and data, which are confidential, will be collectively referred to herein as “Confidential Information,” and each party agrees with respect thereto as follows:

(i) To maintain as strictly confidential and preserve the confidentiality of all Confidential Information.

(ii) Not to use any Confidential Information for any purpose other than the purpose described in this letter; and this LOI shall not be construed as granting either party any licenses under any patents, trade secrets or know-how.

(iii) To limit disclosure of Confidential Information to employees or representatives of either party who reasonably require knowledge thereof to accomplish the party’s aforementioned purpose (“Permitted Persons”); and to use either party’s best efforts to assure that all Permitted Persons to whom any Confidential Information is disclosed treat and maintain the Confidential Information as strictly confidential.

(iv) Not disclose to any person (including without limitation customers or competitors of either party or its subsidiaries) either the fact that discussions regarding a possible transaction are taking place or other facts with respect to such discussions, including the status thereof, unless the other party has given its prior written consent to such disclosure, and direct its employees, representatives, agents, accountants, attorneys, etc., having knowledge of the subject matter of this LOI or any Confidential Information not to make such disclosure. The term “person,” as used herein, shall be broadly interpreted to include without limitation any corporation, company, partnership or individual.

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(b) The limitations imposed by paragraph (a) of this Section 8 will not prevent either party from disclosing or using Confidential Information which belongs to such party or is (i) already known by the recipient party without an obligation of confidentiality, (ii) publicly known or becomes publicly known through no unauthorized act of the recipient party, (iii) rightfully received from a third party, (iv) independently developed by the recipient party without the use of the other party’s Confidential Information, (v) disclosed without similar restrictions to a third party by the party owning the Confidential Information, (vi) approved by the other party for disclosure or use, or (vii) required to be disclosed pursuant to a requirement of a governmental agency or law so long as the disclosing party provides the other party with notice of such requirement prior to any such disclosure.

(c) The obligations of either party under this Section 8 will remain in full force and effect for a period of one year from receipt of the Confidential Information from the other party hereunder. Either party will be responsible to the other party for all damages suffered by the other party for the disclosure of the Confidential Information or use of the Confidential Information for any other purpose other than the above mentioned. Each party hereto will return all data and information in its possession to the other party in the event that the transaction contemplated herein is not consummated.

Cooperation; Expenses. The parties will cooperate with each other in order to effect the transactions contemplated by this LOI as promptly as practicable. Each party will be responsible for its own costs and expenses, including, without limitation, fees and expenses of attorneys, accountants, consultants and other third parties, incurred by such party in connection with the Acquisition, including without limitation costs and expenses related to the structuring of the Acquisition, the preparation and negotiation of this LOI and Acquisition Agreement, and the conduct of a meeting of the shareholders of either party, if required, to approve the Acquisition.

Binding Nature. This LOI is a statement of the present intent and understanding of the parties with respect to the Acquisition contemplated hereby. This LOI is subject to the fulfillment of all conditions set forth herein and the satisfaction of all legal prerequisites to the closing of the transaction contemplated herein. It is expressly understood by the parties that, except as set forth in the following sentence, this LOI is not a binding agreement or commitment of any of the parties, and that it does not, and will not, give rise to any legally binding obligation on the part of any of the parties. Notwithstanding the foregoing, this LOI constitutes a binding agreement of the parties as to all of Sections 3(b), 7, 8, 9, 10, 12, and 13 hereof. This LOI supersedes any prior proposals, letters or other discussions between the parties concerning the subject matter hereof, and all such proposals, letters or other discussions are likewise of no binding effect. Except as otherwise provided herein, the binding agreements set forth in this LOI may be amended or modified only by a writing executed by the parties.

Counterparts. This LOI may be executed in counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

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Governing Law. All disputes under this LOI and the other agreements and documents desirable to effect the transactions contemplated by this LOI (“Disputes”) shall be settled by final and binding arbitration in Broward County, Florida under the then effective Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”), as modified hereby. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction. The award rendered by the arbitrator shall be final and binding on the parties. There shall be one (1) arbitrator who shall be appointed by AAA in accordance with the listing, striking and ranking procedure in the Rules and such appointment shall be binding on the parties. The arbitrator shall have the authority to award any remedy or relief that a court in the State of Florida could order or grant, including specific performance of any obligation created hereunder, the issuance of an injunction or other provisional relief, or the imposition of sanctions for abuse or frustration of the arbitration process. The arbitrator shall apply the law of the State of Florida in deciding the merits of any Dispute. The arbitration award will be in writing. By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitrator’s orders to that effect. In addition to damages, the arbitrator may award any remedy provided for under applicable law and the terms hereof, including, without limitation, specific performance or other forms of injunctive relief. It is the intent of the parties that any arbitration shall be concluded as quickly as reasonably practicable. The parties shall share equally the fees and expenses of the arbitration, unless the arbitrator shall determine that a different allocation of such fees and expenses is appropriate in the circumstances, in which event the arbitrator’s determination shall be final and binding upon the parties.

Assignment. Neither party may assign any rights hereunder without the prior written consent of the other party.

Severability. The invalidity, illegality or unenforceability of any provision or provisions of this Agreement will not affect any other provision of this Agreement, which will remain in full force and effect, nor will the invalidity, illegality or unenforceability of a portion of any provision of this Agreement affect the balance of such provision. In the event that any one or more of the provisions contained in this Agreement or any portion thereof shall for any reason be held to be invalid, illegal or unenforceable in any respect, this Agreement shall be reformed, construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein.

Notices. All notices, demands or other communications given hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or transmitted by facsimile transmission and on the third (3rd) calendar day after being mailed by United States registered or certified mail, return receipt requested, postage prepaid, to the addresses herein above first mentioned or to such other address as any party hereto shall designate to the other for such purpose in the manner hereinafter set forth.

[Signature page follows]

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If you agree to the foregoing, please return a signed copy of this LOI to the undersigned no later than _________ __, 2021, after which time this LOI will expire if not so accepted.

Very truly yours,

EHAVE INC.

By:	/s/ Benjamin Kaplan
Name:	Benjamin Kaplan
Title:	CEO

Tennessine Software Trading LLC Dubai

By:	/s/ Deepak Sharma
Name:	Deepak Sharma
Title:	CEO

Signature Page to Letter of Intent dated as of August 20, 2021

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Exhibit A.

Following is a high-level description of the business plan and Fund Utilization

High-level Business Plan (5 years projection)

Description	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$10.19	$29.66	$53.60	$89.80	$150.42
OpEx	$6.41	$14.14	$20.60	$30.25	$45.98
EBITDA	$3.78	$15.52	$32.99	$59.55	$104.44
CapEx & Reserve Fund	$3.35	$0.06	$0.20	$0.22	$0.34
Fund for Cash Payout to Shareholders of Target	$3.00	$-	$-	$-	$-

Fund Utilization Plan (Quarter-wise requirement in Year 1)

Sr.	Description	Q1	Q2	Q3	Q4
A	Revenue	$1.02	$1.79	$2.84	$4.54
B.1	Salary Expenses	$0.40	$0.66	$0.99	$1.18
B.2	Operating Expenses (Cloud Infrastructure, Travel, Sales, Marketing, Utilities, Rent and Other Expenses)	$0.18	$0.38	$0.58	$0.75
B.3	Project Hardware Purchases	$0.20	$0.20	$0.27	$0.34
B.4	Operating Expenses for Immigrant Testing Service	$-	$-	$-	$0.28
B	Operating Expenses	$0.78	$1.24	$1.84	$2.55
	Operating Margin (EBITDA)	$0.23	$0.54	$1.01	$2.00
C.1	Capital Expenses - PACS-RIS	$0.28	$0.21	$0.24	$0.12
C.2	Capital Expenses - Immigration Testing Service	$-	$-	$2.00	$-
C	Capital Expenses	$0.28	$0.21	$2.24	$0.12
D	Reserve Fund	$0.50	$-	$-	$-
E	Fund for Cash Payout to Shareholders of Target (IP Transfer)	$1.00	$1.00	$1.00	$-
	Total Fund Requirement (B + C + D + E)	$2.56	$2.46	$5.07	$2.67
	Fund from Revenue after accounting for 3 months offset	$-	$1.02	$1.79	$2.84
	Net Fund Requirement after accounting for Rev	$2.56	$1.44	$3.29	$-0.18
	Net Fund Requirement (Cumulative)	$2.56	$4.00	$7.29	$7.11

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